Exhibit 12.2

Auxilium Pharmaceuticals, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the Years Ended December 31, 2005, 2004, 2003, 2002 and 2001

(Dollars in thousands)

	2005	2004	2003	2002	2001
Earnings:
Pretax loss from continuing operations	(38,258)	(28,518)	(28,875)	(19,544)	(18,452)
Add:
Fixed charges	315	767	1,229	144	129

Total Earnings	(37,943)	(27,751)	(27,646)	(19,400)	(18,323)

Combined Fixed Charges and Preferred Stock Dividends:
Interest expensed, including amortized discounts and premiums	57	616	1,080	—	61
Estimate of interest expense within rental expense	258	151	149	144	68
Preferred stock dividends	—	568	4,399	4,938	1,384

Total Combined Fixed Charges and Preferred Stock Dividends	315	1,335	5,628	5,082	1,513

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a

Deficiency of Earnings to Combined Fixed Charges and Preferred Stock Dividends	(38,258)	(29,086)	(33,274)	(24,482)	(19,836)